Filed by Talawar Tx Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: JATT II Acquisition Corp

(Commission File No. 001-43237)

On October 1, 2026, Talawar Tx Inc., issued a press release discussing, among other things, the previously announced combination with JATT II Acquisition Corp:

Talawar Therapeutics Appoints Industry Veterans Mittie Doyle, MD, and

Susannah Gray to Board of Directors

New members bring deep immunology drug development expertise and financial leadership as Talawar advances TALA-125 toward the clinic

Waltham, Mass., October 1, 2026 - Talawar Therapeutics (“Talawar” or the “Company”), a biotechnology company developing potentially best-in-class bispecific antibodies for immunology and inflammatory (I&I) diseases, today announced the appointment of Mittie Doyle, MD, and Susannah Gray to its Board of Directors.

“We are thrilled to welcome Mittie and Susannah to Talawar’s Board of Directors,” said Marc Schegerin, MD, MBA, Chief Executive Officer of Talawar. “Mittie’s deep clinical development experience across immunology, rheumatology and dermatology will be a valuable resource as we advance TALA-125 toward the clinic, and Susannah’s extensive financial and capital markets expertise will be instrumental as we build the governance and financial discipline of a public company. Their combined perspectives arrive at a pivotal moment for Talawar, and we look forward to their contributions.”

Dr. Doyle brings more than 20 years of clinical development experience in the pharmaceutical and biotechnology industry, with expertise in immunology, rheumatology and dermatology. She currently serves as Chief Medical Officer of Avalo Therapeutics, a clinical stage biotechnology company developing therapeutics for immune-mediated inflammatory diseases. She previously served as Chief Medical Officer of Aro Biotherapeutics and held senior leadership roles at CSL Behring, Shire Pharmaceuticals, Flexion Therapeutics and Alexion Pharmaceuticals. Dr. Doyle has led teams responsible for the design and execution of first-in-human through late-stage clinical trials across a broad range of immune-mediated and orphan diseases, resulting in multiple global regulatory approvals. She currently serves on the boards of Cullinan Therapeutics and Santa Ana Bio, and previously served on the board of DICE Therapeutics until its acquisition by Eli Lilly and Company. Dr. Doyle received her BA, magna cum laude, from Princeton University and her MD, cum laude, from Yale Medical School, and completed her postdoctoral training at Harvard Medical School, including a residency in Internal Medicine at

Massachusetts General Hospital and a fellowship in Rheumatology and Immunology at Brigham and Women’s Hospital.

“I am excited to join Talawar’s Board at such a promising moment for the Company,” said Dr. Doyle. “TALA-125’s dual mechanism represents a compelling approach designed to unlock durable impact for patients living with immune and inflammatory diseases, and I look forward to supporting the team as they advance the program into the clinic.”

Ms. Gray brings more than 30 years of biopharmaceutical corporate finance and capital markets experience, most recently as Chief Financial Officer at Royalty Pharma from 2005 until her retirement in 2019. During her tenure, she grew the company’s debt facilities from approximately $200 million to $7 billion, oversaw more than $20 billion in total financing, and raised $2.0 billion in equity capital. Prior to Royalty Pharma, she spent 14 years in investment banking, including as Managing Director and senior healthcare analyst at CIBC World Markets, Merrill Lynch and Chase Securities. Ms. Gray currently serves as a director and Chair of the Audit Committee of Maravai LifeSciences, and on the boards of 4D Molecular Therapeutics and AnaptysBio. She previously served as Chair of the Board of Theravance Biopharma until its acquisition by Zymeworks in September 2026. She also serves on the board of directors of Susan G. Komen and the board of trustees of Wesleyan University. Ms. Gray holds a BA with honors from Wesleyan University and an MBA from Columbia University.

“Talawar is entering an important new chapter as it prepares to become a public company, and I look forward to helping build the financial infrastructure to support that transition,” said Ms. Gray. “I’m honored to work alongside this Board and management team as they advance TALA-125 and the Company’s broader pipeline.”

About Talawar Therapeutics

Talawar Therapeutics is a biotechnology company developing potentially best-in-class bispecific antibodies that pair independent disease drivers in a single therapy, targeting pathways that work together for greater, more durable impact. Our lead program, TALA-125, is a novel anti-IL-13 x anti-IL-18 bispecific that combines two clinically validated, largely orthogonal mechanisms designed to shatter the current limitations of existing treatments — with broad applicability across first-line patients and those who have failed previous therapies. Talawar is the first company formed to develop and commercialize assets discovered by Khanda Therapeutics, L.P. For more information, visit www.talawartx.com.

Media Contact

Marites Coulter

Deerfield Group

marites.coulter@deerfieldgroup.com

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These include Talawar Tx Inc.’s (the “Company” or “Talawar”) or its management teams expectations, hopes, beliefs, intentions or strategies regarding the future. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “potential,” “budget,” “may,” “will,” “could,” “should,” “continue” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward looking statements may include, but are not limited to, statements related to the (i) Company's product candidates and pipeline, (ii) anticipated therapeutic benefits and clinical potential of the Company’s product candidates, (iii) Company's preclinical and clinical development plans and timelines, (iv) estimated timing and anticipated closing of the business combination between the Company and JATT II Acquisition Corp (“JATT”) and related transactions, including a private placement of public equity in the post-closing combined company (the “Proposed Transaction”), and (v) Company’s future financial or business performance.

Any such forward-looking statements are based upon current assumptions, may be simplified and may depend upon events outside the Company’s control. Other events, which were not taken into account, may occur and may significantly affect the analysis in this communication. Actual results may therefore be materially different from such forward-looking statements, and such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on such forward-looking statements. Information concerning risk factors that may impact such forward-looking statements can be found in filings and potential filings by the Company with the U.S. Securities and Exchange Commission (the “SEC”), including under the heading “Risk Factors.” You should not rely on forward-looking statements as predictions of future events. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this communication. While we believe such information provides a reasonable basis for these statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely on these statements. Except as may be required under law, the Company undertakes no obligation to revise or update these forward-looking statements to reflect future events or circumstances.

Additional Information and Where to Find It

In connection with the Proposed Transaction, Talawar has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a proxy statement/prospectus to be distributed to JATT’s shareholders in connection with JATT’s solicitation of proxies for the vote by JATT’s shareholders in connection with the Proposed Transaction and other matters described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in connection with the completion of the Proposed Transaction. After the Registration Statement has been declared effective, a definitive proxy statement/prospectus and other relevant documents will be mailed to JATT shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, JATT shareholders and Company stockholders and other interested persons are advised to read, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC, as they will contain important information. SECURITY HOLDERS OF JATT ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED TRANSACTION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Security holders will be able to obtain free copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, once available, without charge, at the SEC’s website located at www.sec.gov, or by directing a request to JATT II Acquisition Corp., 153 Central Avenue C/O 56 Westfield, NJ 07091. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Talawar, JATT and certain of their respective directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies in connection with the Proposed Transaction. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Talawar’s and JATT’s directors, executive officers and other members of management in the definitive proxy statement/prospectus, which will become available after the Registration Statement has been declared effective by the SEC, and other relevant materials filed with the SEC in connection with the Proposed Transaction when they become available. Information concerning the interests of JATT’s and Talawar’s participants in the solicitation, which may, in some cases, be different from those of JATT’s or Talawar’s shareholders generally, will be set forth in the preliminary proxy statement/prospectus included in the Registration Statement. Shareholders, potential investors and other interested persons should read the definitive proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above

No Offer or Solicitation

This communication shall not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the Proposed Transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Talawar, JATT or the combined company resulting from the Proposed Transaction, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.